January 13, 2006

Ms. Sara W. Dunton, Senior Attorney

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital One Auto Receivables, LLC

Amendment No. 3 to Registration Statement on Form S-3

File No. 333-128722 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Capital One Auto Receivables, LLC, I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Securities and Exchange Commission take such action as is necessary to declare the above referenced Registration Statement effective by 3:00 p.m. (Eastern time) on January 17, 2006 or as soon as thereafter practicable.

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Very truly yours,

CAPITAL ONE AUTO RECEIVABLES, LLC

By:	/s/ Al Ciafre
Name:	Al Ciafre
Title:	Assistant Vice President